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                                                                  EXHIBIT (a)(5)


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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 21, 1999, and the related Letter of
   Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

                     Notice Of Offer To Purchase For Cash
                    All Outstanding Shares of Common Stock
          (Including the Associated Rights to Purchase Common Stock)

                                      of

                             Cade Industries, Inc.

                                      at

                              $5.05 Net Per Share

                                      by

                              Sphere Corporation

                         A Wholly Owned Subsidiary of

                        United Technologies Corporation

    Sphere Corporation, a Wisconsin corporation ("Purchaser") and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $.001 per share, of Cade Industries, Inc., a Wisconsin corporation (the "Company"), including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of August 4, 1998, as amended (the "Rights Agreement"), between the Company and Firstar Bank Milwaukee, N.A.(formerly named Firstar Trust Company), as Rights Agent (the "Shares"), at $5.05 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1999, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 19, 1999, UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon, among other things, (1) that there are validly tendered and not withdrawn prior to the time of expiration of the Offer that number of Shares that, together with any Shares held by or on behalf of Parent, represents at least 75 percent of the then issued and outstanding Shares on a fully diluted basis and (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder applicable to the purchase of Shares pursuant to the Offer having expired or been terminated. Certain other conditions to the Offer are described in Section 14 of the Offer to Purchase.

    The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 21, 1999, among the Company, Parent and Purchaser, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation, unless Parent elects, in its sole discretion, to cause the Company to merge into Purchaser with Purchaser continuing as the surviving corporation (the "Merger") and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company or Shares which are held by shareholders who properly exercise dissenters' rights pursuant to Sections 180.1301 to 180.1331 of the Wisconsin Business Corporation Law) shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the price paid for each Share pursuant to the Offer. The Merger Agreement is more fully described in the Offer to Purchase. The Company has amended the Rights Agreement to make the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement and the Shareholder Option Agreement referred to below.

    Concurrently with the execution and delivery of the Merger Agreement, Purchaser executed a Shareholder Option Agreement, dated as of October 21, 1999, with certain shareholders of the Company named therein, pursuant to which such shareholders have agreed, among other things, to validly tender (and not withdraw) approximately 26 percent of the outstanding Shares on a fully diluted basis in the Offer, to vote the Shares owned by such shareholders in favor of the Merger and against certain other extraordinary transactions and to grant an option to Purchaser to purchase the Shares held by such shareholders at $5.05 per Share (subject to adjustment in certain circumstances).

    The Board of Directors of the Company has unanimously approved the Merger Agreement, approved the Offer and the Merger, determined that the Offer and the Merger are in the best interests of the holders of Shares and unanimously recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Citibank, N.A.(the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely conformation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in
Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

    Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December
19, 1999. The term "Expiration Date"means 12:00 midnight, New York City time, on Friday, November 19, 1999, unless and until Purchaser, in its sole discretion (subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if certificates for such Shares have been tendered) the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

    The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal and, if required, other relevant materials, will be mailed by Purchaser to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

    Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such additional copies will be furnished at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                          [LOGO] GEORGESON
                                 SHAREHOLDER
                              COMMUNICATION INC.

                          17 State Street, 10th Floor
                           New York, New York 10004
                 Banks and Brokers call collect:(212) 440-9800
                   All others call toll-free (800) 223-2064


October 21, 1999